November 22,
2019

Douglas Love, Esq.
President and Chief Executive Officer
Annexon, Inc.
180 Kimball Way, Suite 200
South San Francisco, CA 94080

       Re: Annexon, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 8, 2019
           CIK No. 0001528115

Dear Mr. Love:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 8, 2019

Prospectus Summary
Our Pipeline, page 3

1. We note that you have revised the Status column of your pipeline chart to remove the timing of initiation of future clinical trials. Please reinsert this information to provide context to the status of the pipeline or advise.
2. We note your disclosure that you intend to advance ANX009 through IND enabling studies, select your initial lead autoimmune disease indication and commence a FIH clinical trial in healthy volunteers in 2020. Your pipeline chart suggests that you have completed preclinical testing of ANX009. Please shorten the arrow for ANX009 as appropriate to illustrate how far along you are in preclinical testing. Douglas Love, Esq.
Annexon, Inc.
November 22, 2019
Page 2
Business
Phase 1b Trial in GBS Patients, page 102

3. We note your disclosure that the Phase 1b trial was not statistically powered for significance on the efficacy measures and that your results are promising but not statistically significant. We also note your disclosure on page 101 that a p-value lower than 0.05 is considered statistically significant. Given these statements, please explain why it is appropriate to disclose the p-values for your Phase 1b efficacy data.
        You may contact Mary Mast at (202) 551-3613 or Angela Connell, Accounting Branch
Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-
6262 with any other questions.



                                                            Sincerely,
FirstName LastNameDouglas Love, Esq.
                                                            Division of
Corporation Finance
Comapany NameAnnexon, Inc.
                                                            Office of Life
Sciences
November 22, 2019 Page 2
cc:       Brian J. Cuneo - Latham & Watkins LLP
FirstName LastName